Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Secretary
Telephone: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2025;
AND DECLARES CASH DIVIDEND OF $0.01 PER COMMON SHARE FOR THE FOURTH QUARTER 2025

ATHENS, GREECE, February 26, 2026 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $3.1 million and net income attributable to common stockholders of $1.7 million for the fourth quarter of 2025. This compares to net income of $9.7 million and net income attributable to common stockholders of $8.3 million for the fourth quarter of 2024. Earnings per share for the fourth quarter of 2025 were $0.02 basic and diluted, compared to $0.07 basic and $0.02 diluted in the same quarter of 2024.

Time charter revenues were $52.1 million for the fourth quarter of 2025, compared to $57.1 million for the same quarter of 2024. The decrease was primarily attributable to the sale of two vessels in 2025 and the higher number of drydocking days during the fourth quarter of 2025 compared to the same quarter of 2024, which decreased ownership days and the fleet’s available days for hire.

Net income for 2025, amounted to $17.8 million and net income attributable to common stockholders amounted to $12.1 million. This compares to net income of $12.7 million and net income attributable to common stockholders of $7.0 million for 2024. Time charter revenues for 2025, were $213.5 million, compared to $228.2 million for 2024. Earnings per share for 2025 were $0.11 basic and diluted, compared to $0.06 basic and $0.05 diluted for 2024.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.01 per share, based on the Company’s results of operations for the quarter ended December 31, 2025. The cash dividend will be payable on March 18, 2026, to all common shareholders of record as of March 11, 2026. As of February 25, 2026, the Company had 115,789,435 common shares issued and outstanding and 16,202,921 warrants outstanding.

Fleet Employment (As of February 25, 2026)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	13,500	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	8-Aug-25	1/Oct/2026 - 30/Nov/2026
	2017 60,456
2	DSI Pollux	A	14,000	5.00%	Bunge SA, Geneva	30-Sep-25	9-Dec-25
	2015 60,446		14,750	5.00%	Stone Shipping Ltd	9-Dec-25	1/Jan/2027 - 28/Feb/2027
3	DSI Pyxis	A	13,100	5.00%	Stone Shipping Ltd	8-Nov-24	27/Feb/2026 - 20/Apr/2026	1
	2018 60,362
4	DSI Polaris	A	12,250	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	1-Jul-25	21/Jul/2026 - 21/Sep/2026
	2018 60,404
5	DSI Pegasus	A	14,250	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd	15-Aug-25	20/May/2026 - 20/Jul/2026
	2015 60,508
6	DSI Aquarius	B	13,300	5.00%	Bunge SA, Geneva	6-Dec-24	7-Nov-25
	2016 60,309		14,500	5.00%		7-Nov-25	1/Nov/2026 - 31/Dec/2026
7	DSI Aquila	B	14,500	5.00%	Bunge SA, Geneva	12-Oct-25	25/Feb/2027 - 25/Apr/2027	2
	2015 60,309
8	DSI Altair	B	15,750	5.00%	Propel Shipping Pte. Ltd.	28-Sep-24	27-Dec-25	3
	2016 60,309		14,750	5.00%	Bunge SA, Geneva	19-Jan-26	15/Jan/2027 - 30/Mar/2027
9	DSI Andromeda	B	14,000	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd	28-Mar-25	17-Nov-25	4,5
	2016 60,309		14,600	5.00%	Western Bulk Carriers AS	7-Dec-25	1/Apr/2027 - 31/May/2027
5 Panamax Bulk Carriers
10	LETO		12,750	4.75%	Cargill International SA, Geneva	4-Apr-25	16/Jul/2026 - 16/Sep/2026
	2010 81,297
11	MAERA		8,400	5.00%	China Resource Chartering Limited	15-Dec-24	3-Nov-25
	2013 75,403		11,750	5.00%	CRC Shipping Pte. Ltd., Singapore	3-Nov-25	20/Oct/2026 - 20/Dec/2026
12	ISMENE		11,000	5.00%	CRC Shipping Pte. Ltd.	24-Apr-25	20/Mar/2026 - 20/May/2026
	2013 77,901
13	CRYSTALIA	C	13,900	5.00%	Louis Dreyfus Company Freight Asia Pte. Ltd.	4-May-24	10/Mar/2026 - 20/Mar/2026	1
	2014 77,525
14	ATALANDI	C	10,100	5.00%	Stone Shipping Ltd	8-Jun-25	15/Jun/2026 - 15/Aug/2026	6
	2014 77,529
6 Kamsarmax Bulk Carriers
15	MAIA	D	11,600	5.00%	Paralos Shipping Pte. Ltd.	9-Dec-24	16-Jan-26	7
	2009 82,193		14,000	5.00%		16-Jan-26	5/Jul/2027 - 5/Sep/2027
16	MYRSINI	D	13,000	4.75%	Cargill International SA, Geneva	26-Feb-25	3-Jan-26
	2010 82,117		13,500	5.00%	Paralos Shipping Pte. Ltd.	3-Jan-26	20/Dec/2026 - 20/Feb/2027
17	MEDUSA	D	13,000	4.75%	Cargill International SA, Geneva	16-Mar-25	15/May/2026 - 15/Jul/2026
	2010 82,194
18	MYRTO	D	12,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	23-Dec-24	1/Mar/2026 - 15/May/2026
	2013 82,131
19	ASTARTE		12,500	5.00%	Propel Shipping Pte. Ltd.	2-Aug-25	16/Aug/2026 - 16/Oct/2026
	2013 81,513
20	LEONIDAS P. C.		14,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	24-Sep-25	15/Sep/2026 - 15/Nov/2026
	2011 82,165

4 Post-Panamax Bulk Carriers
21	AMPHITRITE	E	12,100	5.00%	Cobelfret S.A., Luxembourg	8-Jan-25	12-Feb-26	8
	2012 98,697		16,500	5.00%		12-Feb-26	1/Mar/2027 - 30/Apr/2027	9
22	POLYMNIA	E	14,000	5.00%	Oldendorff Carriers GmbH & Co. KG	17-Aug-25	10/Apr/2026 - 10/Jun/2026
	2012 98,704
23	ELECTRA	F	14,000	4.75%	Aquavita International S.A.	3-Jun-24	7-Dec-25
	2013 87,150		14,000	5.00%	Oldendorff Carriers GmbH & Co. KG	7-Dec-25	1/Dec/2026 - 31/Jan/2027
24	PHAIDRA	F	9,750	5.00%	SwissMarine Pte. Ltd., Singapore	31-May-25	26-Feb-26	10
	2013 87,146		14,500	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	26-Feb-26	20/Feb/2027 - 20/Apr/2027	11
8 Capesize Bulk Carriers
25	SEMIRIO	G	16,650	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	11-Feb-25	15-Mar-26	12
	2007 174,261		21,650	5.00%		15-Mar-26	31/Jan/2027 - 15/Apr/2027	13
26	NEW YORK	G	17,600	5.00%	SwissMarine Pte. Ltd., Singapore	11-Jan-25	27/Feb/2026 - 13/May/2026	1,14
	2010 177,773
27	SEATTLE	H	17,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	1-Oct-23	24-Oct-25	15,16
	2011 179,362		24,500	5.00%	SwissMarine Pte. Ltd., Singapore	29-Nov-25	1/May/2027 - 30/Jun/2027
28	P. S. PALIOS	H	27,150	5.00%	Bohai Shipping (HEBEI) Co., Ltd	7-May-24	15-Dec-25
	2013 179,134		25,200	5.00%	Glencore Freight Pte. Ltd.	15-Dec-25	15/Nov/2026 - 15/Jan/2027
29	G. P. ZAFIRAKIS	I	26,800	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	16-Sep-24	16/Aug/2026 - 16/Nov/2026
	2014 179,492
30	SANTA BARBARA	I	22,000	5.00%	Mitsui O.S.K. Lines, Ltd.	27-Dec-24	27-Nov-25	17
	2015 179,426		25,500	5.00%	Dampskibsselskabet Norden A/S	27-Nov-25	1/Mar/2027 - 30/Apr/2027
31	NEW ORLEANS		26,000	5.00%	SwissMarine Pte. Ltd., Singapore	31-Oct-25	1/Dec/2026 - 15/Feb/2027	17,18
	2015 180,960
32	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29/Jan/2027 - 29/May/2027	5
	2022 182,063
4 Newcastlemax Bulk Carriers
33	LOS ANGELES	J	28,700	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20-Jul-24	1-Nov-25
	2012 206,104		24,000	5.00%	MOL Ocean Bulk Pte. Ltd., Singapore	1-Nov-25	10/Sep/2026 - 1/Nov/2026
34	PHILADELPHIA	J	21,500	5.00%	Refined Success Limited	29-May-25	9/Jun/2026 - 8/Aug/2026
	2012 206,040
35	SAN FRANCISCO	K	26,000	5.00%	SwissMarine Pte. Ltd., Singapore	1-Mar-25	25/Oct/2026 - 25/Dec/2026
	2017 208,006
36	NEWPORT NEWS	K	25,000	5.00%	Bohai Ocean Shipping (Singapore) Holding Pte. Ltd.	16-Jun-25	1/Sep/2026 - 31/Oct/2026
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1Based on latest information.
2Vessel on scheduled drydocking from September 17, 2025 to October 12, 2025.
3Vessel on scheduled drydocking from December 27, 2025 to January 19, 2026.
4Vessel on scheduled drydocking from November 17, 2025 to December 7, 2025.
5Bareboat chartered-in for a period of ten years.
6The charter rate was US$9,000 per day for the first thirty-five (35) days of the charter period.
7Charterers have agreed to compensate the Owners, for all the days over and above the maximum redelivery date (December 31, 2025), at a hire rate of 105% of the average of the Baltic Panamax Index 5TC or the vessel’s present charter party rate whichever of the two is higher.
8The charter rate was US$8,750 per day for the first fifty (50) days of the charter period.
9The charter rate will be US$13,000 per day for the first thirty (30) days of the charter period.
10Estimated redelivery date from the charterers.
11Estimated delivery date to the charterers.
12Vessel off hire for drydocking from September 8, 2025 to November 1, 2025.
13Estimated date.
14The charter rate was US$6,300 per day for the first trip of the charter period.
15Charterers compensated the Owners, for any period in excess of the new maximum date (October 3, 2025), at a hire rate of 108% of the average of the Baltic Cape Index 5TC for the days exceeding the period.
16Vessel on scheduled drydocking from October 24, 2025 to November 29, 2025.
17Bareboat chartered-in for a period of eight years.
18Vessel on scheduled drydocking from September 20, 2025 to October 31, 2025.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024

STATEMENT OF INCOME DATA (in thousands of US Dollars)
Time charter revenues	$52,054	$57,073	$213,541	$228,209
Voyage expenses	3,122	3,540	12,417	13,607
Vessel operating expenses	20,281	19,215	80,244	82,587
Net income	3,129	9,737	17,827	12,746
Net income attributable to common stockholders	1,687	8,295	12,058	6,977
FLEET DATA
Average number of vessels	36.0	38.0	36.7	38.9
Number of vessels	36.0	38.0	36.0	38.0
Weighted average age of vessels	12.1	11.3	12.1	11.3
Ownership days	3,312	3,496	13,406	14,219
Available days	3,178	3,434	13,014	14,057
Operating days	3,181	3,423	12,969	14,009
Fleet utilization	100.0%	99.7%	99.7%	99.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$15,397	$15,589	$15,454	$15,267
Daily vessel operating expenses (2)	$6,123	$5,496	$5,986	$5,808

Non-GAAP Measures

  (1) Time charter equivalent rate, or TCE, is defined as our time charter revenues less voyage expenses for a period divided by the number of our available days for the period. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. TCE is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. TCE is used by management to assess and compare the vessel profitability.

  (2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, February 26, 2026.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13758558.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, tariff policies and other trade restrictions, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
REVENUES:	(unaudited)		(unaudited)
Time charter revenues	$52,054	$57,073	$213,541	$228,209
OPERATING EXPENSES
Voyage expenses	3,122	3,540	12,417	13,607
Vessel operating expenses	20,281	19,215	80,244	82,587
Depreciation and amortization of deferred charges	12,040	11,368	46,525	44,691
General and administrative expenses	8,972	8,322	34,099	33,435
Management fees to a related party	277	333	1,191	1,332
Gain on sale of vessels	-	-	(3,663)	(5,799)
Other operating (income)/loss	103	(215)	538	(422)
Operating income, total	$7,259	$14,510	$42,190	$58,778

OTHER INCOME/(EXPENSE)
Interest expense and finance costs	(10,366)	(11,620)	(42,951)	(47,468)
Interest and other income	1,728	2,361	7,505	8,369
Gain/(loss) on derivative instruments	30	461	(196)	274
Loss on extinguishment of debt	-	-	-	(3,475)
Gain/(Loss) on related party investments	2,982	(1,606)	(1,072)	(3,905)
Gain/(loss) on equity securities	4,041	-	14,671	(400)
Gain on warrants	255	5,519	490	719
Gain(loss) from equity method investments	(2,800)	112	(2,810)	(146)
Total other expenses, net	$(4,130)	$(4,773)	$(24,363)	$(46,032)

Net income	$3,129	$9,737	$17,827	$12,746
Dividends on series B preferred shares	(1,442)	(1,442)	(5,769)	(5,769)

Net income attributable to common stockholders	1,687	8,295	12,058	6,977

Earnings per common share, basic	$0.02	$0.07	$0.11	$0.06

Earnings per common share, diluted	$0.02	$0.02	$0.11	$0.05
Weighted average number of common shares outstanding, basic	110,820,174	119,087,512	110,459,096	115,956,249
Weighted average number of common shares outstanding, diluted	111,959,217	119,685,417	110,497,640	118,655,243

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net Income	$3,129	$9,737	$17,827	$12,746
Other comprehensive income (Defined benefit plan)	23	4	23	4
Currency translation adjustment	(50)	-	3,313	-
Comprehensive Income	$3,102	$9,741	$21,163	$12,750

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	2025	2024	*
ASSETS	(unaudited)

Cash, cash equivalents, restricted cash and time deposits	$122,255	$207,166	**
Investments in equity securities	118,194	-
Other current assets	22,426	18,443
Fixed assets	826,663	880,145
Investments in related parties and equity method investments	53,875	47,240
Other noncurrent assets	26,779	18,024
Total assets	$1,170,192	$1,171,018

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$636,109	$637,525
Other liabilities	31,670	28,436
Total stockholders' equity	502,413	505,057
Total liabilities and stockholders' equity	$1,170,192	$1,171,018

*	The balance sheet data has been derived from the audited consolidated financial statements on that date.
**	Includes time deposits of $64 million.

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024

Net cash provided by operating activities	$7,309	$15,144	$47,507	$83,530
Net cash provided by/(used in) investing activities	39,212	(30,660)	(32,009)	(39,783)
Net cash provided by/(used in) financing activities	$(18,125)	$7,377	$(36,909)	$(21,673)